EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
Executive Committee of the
Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.:
We consent to the incorporation by reference in Registration Statements (Form S-8 No. 333-76825 and Form S-8 No. 333-53011, including post-effective amendments thereto) of our report dated June 5, 2007, relating to the statement of net assets available for plan benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006, and the related supplemental schedule as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of First Interstate BancSystem, Inc.
Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 26, 2007